UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 3, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 3, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for April 2016

Mumbai, May 3, 2016: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for April 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR 2015	APR 2016	APR 2015	APR 2016	APR 2015	APR 2016
Micro	NANO	1540	1070	1486	1100	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	7365	6473	7316	8006	80	71
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	52	0	123	0	0	98
UV1	SUMO	1365	993	1026	814	44	152
UV2	SAFARI, SUMO GRANDE, MOVUS	446	338	197	539	2	0
UV3	ARIA, XENON	9	0	19	0	0	0
V1	VENTURE	95	60	63	36	0	0
V2	ACE MAGIC, MAGIC IRIS	2074	1660	1593	1735	5	28
N1- A1	ACE, ACE EX, ACE Zip	8760	8350	6554	6469	1037	903
N1- A2	Super ACE, TATA207, XENON, Winger DV	2326	3072	1287	2319	849	575
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	131	275	99	82	3	0
M2- A2	Winger 14 seats, SFC407, CityRide	286	308	177	319	32	52
N2- A1	SFC407, LPT407	745	1002	1043	1162	75	98
N2- A2	SFC709, LPT709	736	875	145	294	205	72
N2- A3	LPT9109	475	743	286	393	146	177
N2- A4	LPT1109	333	354	852	733	106	84
M3- A2	LP709, SFC410, LP410	1187	1374	1052	1080	221	261
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	726	716	831	561	63	86
M3- C2	LPO1512, LPO1612, Starbus, Divo	680	434	394	431	181	193
N3- A1	LPT1613, LPK1616, SK1613	2743	3623	2261	1900	383	466
N3- B1(a)	LPT2518, LPK2518	2671	3331	2577	2689	164	117
N3- B1(b)	LPT3118	3059	3788	1670	2880	0	307
N3- B2(b)	LPS3518. LPS3015, LPS3516	230	315	211	302	154	9
N3-B2(d)	LPS4018, LPS4023	1292	1481	973	1737	34	33
N3- B2(e)	LPS4928	47	402	124	16	2	3

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	217	154	143	103	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.